Exhibit 99.2

ICTS INTERNATIONAL N.V.

POWER OF ATTORNEY AND PROXY

This Proxy is Solicited on Behalf of the Management Board and Supervisory Board

The undersigned, hereby grants power of attorney and proxy: Alon Raich for and in the name, place and stead of the undersigned to attend the Special Meeting of Shareholders of ICTS International N.V., a public company whose statutory seat and registered office is in Amstelveen, The Netherlands, which Special Meeting to be held at 10:00, local time, on October 16, 2024, at the offices of the Company, located at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, The Netherlands or any adjournment or adjournments thereof, and for and in the name, place and stead of the undersigned to sign at that Special Meeting the attendance register, to take part in all discussions, to make such proposals as the attorney may deem expedient, and to exercise the right to vote attached to the shares of the undersigned as well as all other rights which may be exercised at the Special Meeting on behalf of the undersigned and further to do and perform any and all acts relating to the foregoing which may be useful or necessary and which the undersigned might or could or should do if personally present, all this with full power of substitution. This power of attorney and proxy is governed by Dutch Law.

If a natural person insert: surname, forenames, full residential address and date of birth.

If a body corporate insert: corporate name, place of registered office, full business address. A power of attorney given by a body corporate must be signed by an officer/officers duly authorized to represent the body corporate. If necessary inspect the records of the Chamber of Commerce where the body corporate is registered, and/or its articles of association or by-laws.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

ICTS INTERNATIONAL N.V.

October 16, 2024

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in the envelope provided. ↓

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
1.	Capital Reduction and Amendment of the Articles of Association.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Unless otherwise indicated, this Power of Attorney and Proxy confers authority to vote "FOR" for the resolution contained herein. The Management Board and the Supervisory Board recommends a vote of "FOR" for the resolution contained herein. This proxy is solicited on behalf of the Management Board of ICTS International N.V. and may be revoked prior to its exercise by a written notice to the Managing Directors of the Company.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Signature(s) should follow exactly the name(s) on the stock certificate. Executor, administrator, trustee or guardian should sign as such. If more than one trustee, all should sign.
ALL JOINT OWNERS MUST SIGN